Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

January 29, 2009

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays Launches Two New iPath® Exchange Traded Notes Linked to S&P 500 VIX Futures Indices

New iPath® ETNs allow investors to express views on volatility

New York, NY (January 30, 2009) – Barclays Bank PLC announced that today is the first day of trading for the iPath® S&P 500 VIX Short-Term FuturesTM ETN and the iPath® S&P 500 VIX Mid-Term FuturesTM ETN on the NYSE-Arca stock exchange under the ticker symbols VXX and VXZ, respectively. These are the first iPath® ETNs that provide exposure to volatility.

“We are pleased to offer investors the first exchange traded notes that provides access to VIX equity market volatility,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions at Barclays Capital. “The iPath S&P 500 VIX Futures ETNs are solutions for sophisticated investors to manage risk and hedge equity exposure.”

The iPath® S&P 500 VIX Short-Term FuturesTM ETN and the iPath® S&P 500 VIX Mid-Term FuturesTM ETN are senior, unsecured, unsubordinated debt securities. VXX is linked to the performance of the S&P 500 VIX Short-Term FuturesTM Index TR which targets a constant weighted average futures maturity of one month. VXZ is linked to the performance of the S&P 500 VIX Mid-Term FuturesTM Index TR which targets a constant weighted average futures maturity of five months. The indices were created by Standard & Poors, a division of the McGraw Hill-Companies, Inc.

iPath® ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees. Subject to the requirements described in the applicable prospectus, the securities can be sold in the secondary market during trading hours at market prices, and may typically be redeemed in at least 50,000 units on a daily basis directly to the Issuer*.

The prospectus can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

*	The issuer may, from time to time, in its sole discretion, reduce, in part or in whole, the typical minimum redemption amount of 50,000 units. Any such redemption will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

Several Barclays companies have worked together in order to create this innovative product. Barclays Bank PLC is the issuer; Barclays Capital Inc. is the issuer’s agent and Barclays Global Investors Fund Distribution Company (BGIFDC), an affiliate of Barclays Global Investors, N.A., assists in the promotion of iPath® ETNs to intermediaries.

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 150,000 people. Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide. For further information about Barclays, please visit our website: http://www.barclays.com

iPath ETNS

For further information about the iPath ETNs go to: http://www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Fund Distribution Company, an affiliate of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

An investment in iPath ETNs linked to the performance of the S&P 500 VIX Short-Term Futures™ Index TR and the S&P 500 VIX Mid-Term Futures™ Index TR is subject to risks associated with fluctuations, particularly a decline, in the performance of each index. Because the performance of each index is linked to the CBOE Volatility Index (the “VIX Index”), the performance of each index will depend on many factors including, the level of the S&P

500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of each index. Additional factors that may contribute to fluctuations in the level of each index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500™”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays. “VIX®” is a registered trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by Standard &Poor’s or CBOE and Standard & Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

© 2009 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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